

September 12, 2012

Via E-Mail
Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
901 S. Central Expressway
Richardson, TX 75080

      Re: **Fossil, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               Response dated August 29, 2012
               File No. 000-19848

Dear Mr. Kartsotis:

      We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 53

1. We note your response to comment 7 in our letter dated August 6, 2012. Please ensure that your expanded disclosure also addresses the source of funds needed to fulfill such commitments.

<u>Item 8. Consolidated Financial Statements and Supplementary Data, page 59</u>

<u>Consolidated Statements of Cash Flow, page 63</u>

2. We note your response to comment 8 in our letter dated August 6, 2012 and your disclosure of the increase in the allowance for doubtful accounts in your Consolidated Statements of Cash Flows. Please revise in future filings to disclose on the face of your Consolidated Statements of Income and Comprehensive Income your provision for doubtful accounts as required by Rule 5-03.5 of Regulation S-X. Please note that the total amount charged to costs and expenses relating to your doubtful accounts receivables reflected on the face of your statements of income should correspond to that amount of additions charged to operations shown in your Schedule II.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Mike L. Kovar